UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Amendment No. 2

Pope Resources, A Delaware Limited Partnership

(Name of Issuer)

Limited Partnership Units

(Title of Class of Securities)

732857107

(CUSIP Number)

Marcus J. Williams

Davis Wright Tremaine LLP

920 Fifth Avenue, Suite 3300

Seattle, WA 98104

(206) 622-3150

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 14, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 732857107

1	NAMES OF REPORTING PERSONS Pope MGP, Inc. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 6,000
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 6,000
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 * (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Less than one percent.
(1)	Pope MGP, Inc. is the managing general partner of the Issuer and in such capacity exercises substantial control over the Issuer’s business and affairs.
(2)	Based on 4,367,215 units of the Issuer’s limited partnership interests (including Depositary Receipts representing such interests, “Units”) outstanding as of January 15, 2020.

CUSIP No. 732857107

1	NAMES OF REPORTING PERSONS Pope EGP, Inc. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 54,000
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 54,000
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.2% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

Pope EGP, Inc. is the equity general partner of the Issuer and, in such capacity and subject to certain conditions specified in the Issuer’s Amended and Restated Limited Partnership Agreement (“Partnership Agreement”), has the ability to control the Issuer’s business and affairs.

(2)	Based on 4,367,215 Units outstanding as of January 15, 2020.

CUSIP No. 732857107

1	NAMES OF REPORTING PERSONS Maria M. Pope
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 53,051 (1)(3)
	8	SHARED VOTING POWER: 258,244 (2)(4)(5)
	9	SOLE DISPOSITIVE POWER: 53,051 (1)(3)
	10	SHARED DISPOSITIVE POWER: 258,244 (2)(4)(5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 311,295 (1)(2)(3)(4)(5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.1% (6)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes 1,832 unvested restricted Units (which are subject to restrictions on transfer).
(2)

Includes 198,244 Units held by PT Pope Properties LLC in which the Reporting Person shares beneficial ownership. The Reporting Person is the managing member of PT Pope Properties LLC. The Reporting Person disclaims beneficial ownership of such Units except to the extent of her pecuniary interest in PT Pope Properties LLC.

(3)

Includes 49,307 Units held by PMG Family Limited Partnership which is controlled by the Reporting Person. The Reporting Person disclaims beneficial ownership of such units except to the extent of her pecuniary interest in PMG Family Limited Partnership.

(4)

Includes 6,000 Units held by Pope MGP, Inc. (“MGP”) and 54,000 Units held by Pope EGP, Inc. (“EGP”). MGP and EGP are the Issuer’s general partners. The Reporting Person is deemed to share voting and dispositive power over the units held by MGP and EGP by virtue of her position as the sole trustee of PMG Trust UTA dated June 28, 2016 (“PMG Trust”), which does not own any Units but which owns 50% of the outstanding capital stock of each of MGP and EGP. The Reporting Person is thus deemed to have shared beneficial ownership of the Units held by each of MGP and EGP by virtue of the Partnership Agreement and a shareholders agreement (the “Shareholders Agreement”) among the Issuer, MGP, EGP, the Reporting Person’s predecessor in interest, certain other reporting persons identified in this filing, and certain other persons party to the Shareholders Agreement. The Shareholders Agreement is filed as Exhibit 9.1 to the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and is incorporated herein by reference. The Reporting Person disclaims beneficial ownership of the Units held by each of MGP and EGP except to the extent of her pecuniary interest therein.

(5)	PMG Trust acquired the shares of capital stock of each of MGP and EGP not theretofore held by it pursuant to a nonjudicial agreement dated as of November 14, 2018.
(6)	Based on 4,367,215 Units outstanding as of January 15, 2020.

CUSIP No. 732857107

1	NAMES OF REPORTING PERSONS PT Pope Properties LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 198,244
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 198,244
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 198,244
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.5% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on 4,367,215 Units outstanding as of January 15, 2020.

CUSIP No. 732857107

1	NAMES OF REPORTING PERSONS PMG Family Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oregon

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 49,307
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 49,307
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,307
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.1% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on 4,367,215 Units outstanding as of January 15, 2020.

CUSIP No. 732857107

1	NAMES OF REPORTING PERSONS Gordon P. Andrews
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 485,940(1)
	8	SHARED VOTING POWER: 81,818(2)(3)
	9	SOLE DISPOSITIVE POWER: 485,940(1)
	10	SHARED DISPOSITIVE POWER: 81,818(2)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 567,758 (1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.0% (4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Includes 437,113 Units held in the Emily T. Andrews 1987 Revocable Trust (“Andrews Trust”). Gordon Andrews is the sole trustee of the Andrews Trust. Also includes 12,373 Units held in the Gordon Pope Andrews Separate Property Revocable Trust U/T/D 5/9/2013, of which the Reporting Person is sole trustee, 1,090 Units held in the Adolphus Andrews, Jr. Trust, of which the Reporting Person is sole trustee, and 540 restricted Units (which are subject to restrictions on transfer) held by the Reporting Person.

(2)

Includes 6,000 Units held by MGP and 54,000 Units held by EGP. MGP and EGP are the Issuer’s general partners. The Reporting Person is deemed to share voting and dispositive power over the Units held by MGP and EGP by virtue of his position as the sole trustee of the Andrews Trust, which owns 50% of the outstanding capital stock of each of MGP and EGP. The Reporting Person is thus deemed to share beneficial ownership of the Units held by each of MGP and EGP by virtue of the Partnership Agreement and the Shareholders Agreement.

(3)	Includes 21,818 Units held within the Gordon Pope Andrews Descendants’ Trust, U/T/A December 13, 2012 (“Descendants’ Trust”), as further described herein.
(4)	Based on 4,367,215 Units outstanding as of January 15, 2020.

CUSIP No. 732857107

1	NAMES OF REPORTING PERSONS Gordon P. Andrews Descendants’ Trust U/T/A December 31, 2012
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 21,818(1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 21,818(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,818 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 *
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Less than 1%
(1)

Represents Units held in the Descendants’ Trust, of which the Reporting Person is both a co-trustee and a beneficiary. The Reporting Person disclaims beneficial ownership of such Units except to the extent of his pecuniary interest therein.

(2)	Based on 4,367,215 Units outstanding as of January 15, 2020.

CUSIP No. 732857107

1	NAMES OF REPORTING PERSONS Emily T. Andrews 1987 Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 437,113
	8	SHARED VOTING POWER: 60,000 (1)
	9	SOLE DISPOSITIVE POWER: 437,113
	10	SHARED DISPOSITIVE POWER: 60,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 497,113 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 11.4% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Includes 6,000 Units held by MGP and 54,000 Units held by EGP. MGP and EGP are the Issuer’s general partners. The Reporting Person is deemed to share voting and dispositive power over the Units held by MGP and EGP by virtue of his position as sole trustee of the Andrews Trust, which owns 50% of the outstanding capital stock of each of MGP and EGP. The Reporting Person is thus deemed to share beneficial ownership of the Units held by each of MGP and EGP by virtue of the Partnership Agreement and the Shareholders Agreement.

(2)	Based on 4,367,215 Units outstanding as of January 15, 2020.

Schedule 13D

Explanatory Note. This Amendment No. 2 to Schedule 13D (this “Amendment”) is being filed by Maria M. Pope, Gordon P. Andrews, PT Pope Properties LLC, PMG Family Limited Partnership, Emily T. Andrews 1987 Revocable Trust, Gordon Pope Andrews Descendants’ Trust U/T/A December 31, 2012, Pope MGP, Inc., and Pope EGP, Inc. (each, a “Reporting Person” and collectively, the “Reporting Persons”) as an amendment to that certain Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on April 8, 2019, as amended by Amendment No. 1 to Schedule 13D, filed by Pope MGP, Inc., with the SEC on November 7, 2019 (collectively, the “Schedule 13D”). Except as amended and supplemented herein, the information set forth in the Schedule 13D remains unchanged. Capitalized terms used herein without definition have meanings assigned thereto in the Schedule 13D.

ITEM 1.	SECURITY AND ISSUER

This statement relates to the Limited Partnership Units and associated depositary receipts (the “Units”) of Pope Resources, A Delaware Limited Partnership (the “Issuer”). The principal executive office of the Issuer is located at 19950 7th Avenue NE, Suite 200, Poulsbo, Washington 98370.

ITEM 2.	IDENTITY AND BACKGROUND

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them are as follows:

(a)

Maria M. Pope, Gordon P. Andrews, PT Pope Properties LLC, PMG Family Limited Partnership, Gordon Pope Andrews Descendants’ Trust U/T/A December 31, 2012, Emily T. Andrews 1987 Revocable Trust, Pope MGP, Inc., and Pope EGP, Inc.

(b)	The business address of each of the Reporting Persons is 19950 7th Avenue NE, Suite 200, Poulsbo, Washington 98370.

(c)	Present principal occupation or employment of the Reporting Persons and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Maria M. Pope is a director of Pope MGP, Inc. and Pope EGP, Inc. Ms. Pope is also a director and is the Chief Executive Officer of Portland General Electric, Inc. (NYSE: POR) and serves on the board of directors of Umpqua Holdings Corporation (Nasdaq: UMPQ).

Gordon P. Andrews is the President of A-D Real Estate Management, Inc., a privately held real estate development company. Mr. Andrews also serves as an advisor to Pope MGP, Inc. and as a director of Pope EGP, Inc.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	U.S.A.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended by adding the following paragraphs to follow Item 4 as previously disclosed and amended:

Merger Agreement

On January 14, 2020, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Issuer, Rayonier, Inc., a North Carolina corporation (“Rayonier”), Rayonier Operating Company LLC, a Delaware limited liability company (“OpCo”), Pacific GP Merger Sub I, LLC, a Delaware limited liability company and a wholly owned subsidiary of Rayonier (“Merger Sub 1”), Pacific GP Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of Rayonier (“Merger Sub 2”), Pacific LP Merger Sub III, LLC, a Delaware limited liability company and a wholly owned subsidiary of OpCo (“Merger Sub 3”), Pope EGP, Inc., a Delaware corporation (“EGP”), and Pope MGP, Inc., a Delaware corporation and the managing general partner of the Issuer (“MGP” and together with EGP, the “General Partners”). The Merger Agreement is filed with this Amendment as Exhibit 7.4 and is incorporated by reference herein. The summary of the Merger Agreement provided in this Amendment is not complete and is qualified in its entirety by reference to the Merger Agreement.

The Merger Agreement provides that upon the satisfaction of certain conditions prescribed in the Merger Agreement and summarized below, (i) MGP will merge with and into Merger Sub 1, with Merger Sub 1 as the surviving corporation (“MGP Merger”); (ii) EGP will merge with and into Merger Sub 2, with Merger Sub 2 as the surviving corporation (“EGP Merger” and together with the MGP Merger, the “GP Mergers”); and (iii) Merger Sub 3 will merge with and into the Issuer, with the Issuer as the surviving entity (“Partnership Merger” and together with the GP Mergers, the “Mergers”). Upon consummation of the Partnership Merger, holders of Units, less the number of Units held by Rayonier and certain of their respective affiliates, will be entitled to receive, for each Unit, merger consideration consisting of (i) 3.929 common shares of Rayonier, (ii) 3.929 units of Rayonier Operating Partnership LP, or (iii) $125 in cash. Elections will be subject to proration to ensure that the aggregate amount of cash, on the one hand, and Rayonier common stock and Rayonier operating partnership units, on the other hand, that are issued in the Partnership Merger would be equal to the amounts issued as if every Unit received $37.50 in cash and 2.751 Rayonier common shares or units of Rayonier Operating Partnership LP. If elections for the Rayonier common shares and units of Rayonier Operating Partnership LP are oversubscribed, then to reduce the effect of such proration Rayonier can, in its discretion, add additional equity (and decrease the amount of cash) payable to the Issuer’s unitholders making such election. Restricted Units issued under the Issuer’s equity incentive plan and outstanding at the effective time of the Mergers will be exchanged for restricted Rayonier common shares having terms and vesting schedules substantially equivalent to the restricted Units for which they are exchanged. The Merger Agreement also provides for Rayonier to acquire the general partner entities of the Issuer, MGP and EGP (collectively, the “GP Entities”), for consideration consisting of $10 million of cash (excluding the Units and certain other assets owned by the GP Entities, all of which will be distributed to the shareholders of the GP Entities immediately prior to closing).

Completion of the Mergers is subject to the satisfaction (or waiver, if permissible under applicable law) of customary closing conditions, including the approval of the holders of a majority of the outstanding Units. MGP and EGP have agreed in the Merger Agreement to vote any Units owned or acquired by them in favor of the Merger Agreement, the Mergers and the other transactions contemplated by the Merger Agreement. The voting requirement set forth above is referred to herein as the “Unitholder Approval.”

The Merger Agreement contains representations and warranties and covenants of the parties that the Issuer believes are customary for a transaction of this nature. Among other things, the parties have agreed to use reasonable best efforts to promptly take all actions necessary to obtain all necessary approvals applicable to the Mergers, and to forbear from taking any actions that would result in certain adverse tax treatment or that would reasonably be expected to adversely affect Rayonier’s ability to obtain approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The Merger Agreement also requires the parties to take any of the following measures if necessary to obtain antitrust approvals, subject to certain terms and conditions: (i) take or commit to take any action that limits their respective freedom of action with respect to, or their ability to retain, any property, assets or businesses, and (ii) initiate or defend against any lawsuit, action or proceeding, judicial or administrative, challenging the Merger Agreement or the Mergers.

Until the earlier of the termination of the Merger Agreement or the consummation of the Mergers, the Issuer has agreed to operate its business in the ordinary course consistent with past practice and has agreed to certain other operating covenants and to not take certain specified actions prior to the consummation of the Mergers, as set forth more fully in the Merger Agreement. The Issuer has also agreed to convene and hold a meeting for the purpose of obtaining the Unitholder Approval. In addition, the Merger Agreement requires that, subject to certain exceptions, the board of directors of the Issuer (the “Board”) recommend that the Issuer’s unitholders approve the Merger Agreement and the Mergers. In addition, the Issuer and each of the General Partners has agreed to terminate discussions with other parties relating to a business combination, and to refrain from initiating, soliciting or, subject to certain conditions, knowingly encouraging or facilitating takeover proposals from third parties.

Notwithstanding these restrictions, prior to the receipt of the Unitholder Approval, the Issuer may, under certain circumstances and in compliance with certain obligations, provide non-public information to and participate in discussions or negotiations with third parties with respect to unsolicited alternative takeover proposals. Prior to obtaining the Unitholder Approval, the Board may change its recommendation that the unitholders approve the Merger Agreement and the Partnership Merger under certain specified circumstances in response to a Superior Proposal (as defined in the Merger Agreement) or the occurrence of an Intervening Event (as defined in the Merger Agreement), subject to complying with notice and other specified conditions, including giving Rayonier the opportunity to propose revisions to the terms of the Merger Agreement during a period following such notice.

The Merger Agreement contains certain termination rights for the Issuer and Rayonier, including, among others, the right of Rayonier to terminate the Merger Agreement as a result of the Board changing its recommendation with respect to the Merger Agreement and the Mergers. The Merger Agreement provides that in the event of a termination under specified circumstances, including the one described above, the Issuer will be required to pay Rayonier a termination fee of $20 million.

Voting Agreements

In connection with the execution of the Merger Agreement, Rayonier entered into voting and support agreements (the “Voting Agreements”) with Emily T. Andrews 1987 Revocable Trust, Gordon P. Andrews, Gordon Pope Andrews Separate Property Revocable Trust U/T/D 5/9/2013, Maria M. Pope, PT Pope Properties LLC and PMG Family Limited Partnership, which collectively beneficially own approximately 16% of the outstanding Units. The Voting Agreements require, subject to the terms and conditions thereof, their respective signatories to vote their Units in favor of approval of the Merger Agreement and the Transactions (as defined in the Merger Agreement). The Reporting Persons party to the Voting Agreements disclaim that they constitute a “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) with Rayonier, by virtue of the Voting Agreements or otherwise.

Certain Information

The Merger Agreement and the Voting Agreements (collectively, the “Transaction Agreements”) have been filed as exhibits to this Amendment to provide investors and security holders with information regarding their respective terms. None of these exhibits is intended to provide any other factual information about the parties thereto or about the Reporting Persons, or to modify or supplement any factual disclosures about the Reporting Persons or the Issuer or any of its subsidiaries, in the public reports filed by the Issuer with the SEC. Without limiting the generality of the foregoing, the Transaction Agreements include certain representations, warranties and covenants of the parties thereto made solely for purposes of the Transaction Agreements and solely for the benefit of the parties to the Transaction Agreements, and which may be subject to important qualifications and limitations agreed to by the parties in connection with the negotiated terms of the Transaction Agreements. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual statements of facts or condition of the parties to the Transaction Agreements or any of their respective subsidiaries or affiliates. Moreover, some of those representations and warranties (i) may have been qualified by certain documents filed with, or furnished to, the SEC by the parties prior to the date of the Transaction Agreements , (ii) may have been qualified by confidential disclosures made to the respective parties in connection with the Transaction Agreements, (iii) may not be accurate or complete as of any specified date, (iv) may be subject to a contractual standard of materiality that differs from those generally applicable to the SEC filings of the parties, or (v) may have been used for purposes of allocating risk among the parties to the Transaction Agreements rather than establishing matters as facts.

Pursuant to the Merger Agreement, the Shareholders Agreement will be terminated immediately prior to the effective time of the Mergers, unless the Merger Agreement is earlier terminated.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a), (b) and (c) are amended and restated as follows:

The information contained on each of the cover pages of this Amendment and the information set forth or incorporated in Items 4 and 6 are hereby incorporated herein by reference

(b)    The powers that a Reporting Person has relative to the Units discussed herein may be found in rows 7 through 10 of the cover page relating to such Reporting Person, which is hereby incorporated herein by reference.

(c)    On December 31, 2019, Ms. Pope received 94 Units as compensation for her services as a director during the fourth fiscal quarter of 2019. These Units represent the payment of one-fourth of Ms. Pope’s compensation in accordance with an irrevocable election made by Ms. Pope on December 4, 2018.

On November 1, 2019, Mr. Andrews sold 409 Units. On November 4, 2019, Mr. Andrews sold 191 Units. On January 3, 2020, Mr. Andrews sold a total of 600 Units. Each of the foregoing sales was made pursuant to a Rule 10b5-1 trading plan.

Except as set forth under Item 4 and this Item 5, there were no transactions effected by the Reporting Persons in the Units within the past sixty (60) days.

ITEM 6.	CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended to add the following:

The information set forth in Item 4 above is incorporated herein by reference.

Other than the foregoing, to the knowledge of the Reporting Persons, none of the Reporting Persons is party to any other contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

7.1	Agreement Regarding Joint Filing of Statement on Schedule 13D dated January 22, 2020.

7.2

Amended and Restated Agreement of Limited Partnership of Pope Resources, A Delaware Limited Partnership, dated February 20, 2019, filed as Exhibit 3.2 to the Partnership’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, and incorporated herein by reference.

7.3

Shareholders Agreement entered into by and among Pope MGP, Inc., Pope EGP, Inc., Peter T. Pope, Emily T. Andrews, P&T, present and future directors of Pope MGP, Inc. and the Issuer, dated as of November 7, 1985, filed as Exhibit 9.1 to the Partnership’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, and incorporated herein by reference.

7.4

Merger Agreement, filed as Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer as definitive additional proxy solicitation materials (“DEFA 14A”) on January 15, 2020 and incorporated herein by reference (which Current Report on Form 8-K was subsequently amended by a Current Report on Form 8-K/A filed by the Issuer on January 17, 2020).

7.5

Voting and Support Agreement, between Rayonier and PT Pope Properties LLC, PMG Family Limited Partnership and Maria Pope, as unitholders, filed as Exhibit 1.2 to the Current Report on Form 8-K filed by the Issuer as a DEFA14A on January 15, 2020 and incorporated herein by reference (which Current Report on Form 8-K was subsequently amended by a Current Report on Form 8-K/A filed by the Issuer on January 17, 2020).

7.6

Voting and Support Agreement, between Rayonier and the Emily T. Andrews 1987 Revocable Trust, Gordon Andrews and the Gordon Pope Andrews Separate Property Revocable Trust U/T/D 5/9/2013, filed as Exhibit 1.3 to the Current Report on Form 8-K filed by the Issuer as a DEFA 14A on January 15, 2020 and incorporated herein by reference (which Current Report on Form 8-K was subsequently amended by a Current Report on Form 8-K/A filed by the Issuer on January 17, 2020).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

POPE MGP, INC.

Date: January 22, 2020	/s/ Thomas M. Ringo
By: Thomas M. Ringo
Title: President

POPE EGP, INC.

Date: January 22, 2020	/s/ Thomas M. Ringo
By: Thomas M. Ringo
Title: President

Date: January 22, 2020	/s/ Maria M. Pope
MARIA M. POPE

PT POPE PROPERTIES LLC

Date: January 22, 2020	/s/ Maria M. Pope
By: Maria M. Pope
Title: Managing Member

PMG FAMILY LIMITED PARTNERSHIP

Date: January 22, 2020	/s/ Maria M. Pope
By: Maria M. Pope
Title: General Partner

Date: January 22, 2020	/s/ Gordon P. Andrews
GORDON P. ANDREWS

GORDON P. ANDREWS DESCENDANTS TRUST

Date: January 22, 2020	/s/ Gordon P. Andrews
By: Gordon P. Andrews
Title: Trustee

EMILY T. ANDREWS 1987 REVOCABLE TRUST

Date: January 22, 2020	/s/ Gordon P. Andrews
By: Gordon P. Andrews
Title: Trustee